UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number 000-26495

Cyren Ltd.

(Translation of Registrant’s name into English)

10 Ha-Menofim St, 5th Floor, Herzliya 4672561, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On October 29, 2018, the Registrant issued a press release announcing it will release its third quarter 2018 results on Wednesday, November 14, 2018 before U.S. markets open. A copy of the press release is annexed hereto as Exhibit 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyren Ltd. (Registrant)

Date: October 29, 2018	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

2